SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            THE MILLBROOK PRESS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    600179105
                                 --------------
                                 (CUSIP Number)

                               Copy to:
21st Century Communications               Stephen A. Cohen, Esq.
  Partners, L.P.                          Morrison Cohen Singer & Weinstein, LLP
767 Fifth Avenue, 45th Floor              750 Lexington Avenue
New York, New York  10153                 New York, New York 10022
Telephone (212) 754-8100                  Telephone (212) 735-8600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 18, 1996
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ___.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP
No. 600179105                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                       21st Century Communications Partners, L.P.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------
                   7     Sole Voting Power
   Number of               639,840 shares                                18.5%
    Shares        --------------------------------------------------------------
 Beneficially      8     Shared Voting Power
   Owned By                303,838 shares                                 8.8%
     Each         --------------------------------------------------------------
   Reporting       9     Sole Dispositive Power
    Person                 639,840 shares                                18.5%
     With         --------------------------------------------------------------
                  10     Shared Dispositive Power
                           303,838 shares                                 8.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    943,678 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                         27.3%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                           PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                       21st Century Communications T-E Partners, L.P.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------
                   7     Sole Voting Power
   Number of               217,696 shares                                 6.3%
    Shares        --------------------------------------------------------------
 Beneficially      8     Shared Voting Power
   Owned By                725,982 shares                                21.0%
     Each         --------------------------------------------------------------
   Reporting       9     Sole Dispositive Power
    Person                 217,696 shares                                 6.3%
     With         --------------------------------------------------------------
                  10     Shared Dispositive Power
                           725,982 shares                                21.0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    943,678 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                         27.3%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                           PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                       21st Century Communications Foreign Partners, L.P.
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*          WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                              Delaware

--------------------------------------------------------------------------------
                   7     Sole Voting Power
   Number of                86,142 shares                                 2.5%
    Shares        --------------------------------------------------------------
 Beneficially      8     Shared Voting Power
   Owned By                857,536 shares                                24.8%
     Each         --------------------------------------------------------------
   Reporting       9     Sole Dispositive Power
    Person                  86,142 shares                                 2.5%
     With         --------------------------------------------------------------
                  10     Shared Dispositive Power
                           857,536 shares                                24.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    943,678 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                         27.3%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                           PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                 Harvey Sandler
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*          PF, WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                   7     Sole Voting Power
   Number of                27,583 shares                                  .8%
    Shares        --------------------------------------------------------------
 Beneficially      8     Shared Voting Power
   Owned By                943,678 shares                                27.3%
     Each         --------------------------------------------------------------
   Reporting       9     Sole Dispositive Power
    Person                  27,583 shares                                  .8%
     With         --------------------------------------------------------------
                  10     Shared Dispositive Power
                           943,678 shares                                27.3%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    971,261 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                         28.1%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                   Barry Lewis
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*          PF, WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                   7     Sole Voting Power
   Number of                17,239 shares                                 0.5%
    Shares        --------------------------------------------------------------
 Beneficially      8     Shared Voting Power
   Owned By                943,678 shares                                27.3%
     Each         --------------------------------------------------------------
   Reporting       9     Sole Dispositive Power
    Person                  17,239 shares                                 0.5%
     With         --------------------------------------------------------------
                  10     Shared Dispositive Power
                           943,678 shares                                27.3%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    960,917 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                         27.8%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                               Michael J. Marocco
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*          PF, WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                   7     Sole Voting Power
   Number of                17,239 shares                                 0.5%
    Shares        --------------------------------------------------------------
 Beneficially      8     Shared Voting Power
   Owned By                943,678 shares                                27.3%
     Each         --------------------------------------------------------------
   Reporting       9     Sole Dispositive Power
    Person                  17,239 shares                                 0.5%
     With         --------------------------------------------------------------
                  10     Shared Dispositive Power
                           943,678 shares                                27.3%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    960,917 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                         27.8%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                 John Kornreich
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*          PF, WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                   7     Sole Voting Power
   Number of                17,239 shares                                 0.5%
    Shares        --------------------------------------------------------------
 Beneficially      8     Shared Voting Power
   Owned By                943,678 shares                                27.3%
     Each         --------------------------------------------------------------
   Reporting       9     Sole Dispositive Power
    Person                  17,239 shares                                 0.5%
     With         --------------------------------------------------------------
                  10     Shared Dispositive Power
                           943,678 shares                                27.3%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    960,917 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                         27.8%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 600179105                          13D
================================================================================
 1   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
                                 Andrew Sandler
--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                  (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*          PF, WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required                |_|

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                   7     Sole Voting Power
   Number of                 4,310 shares                                 0.1%
    Shares        --------------------------------------------------------------
 Beneficially      8     Shared Voting Power
   Owned By                943,678 shares                                27.3%
     Each         --------------------------------------------------------------
   Reporting       9     Sole Dispositive Power
    Person                   4,310 shares                                 0.1%
     With         --------------------------------------------------------------
                  10     Shared Dispositive Power
                           943,678 shares                                27.3%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    947,988 shares
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                         27.4%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement, dated December 18, 1996, relates to the reporting persons ownership of certain securities of The Millbrook Press Inc. (the "Issuer"). On December 18, 1996, the Issuer offered 1,700,000 shares of its common stock to the public in an initial public offering (the "IPO").

ITEM 1. Security and Issuer

            (a)   Common Stock, $0.01 par value per share (CUSIP No. 600179105).

            (b) Bridge Financing Warrant ("Bridge Warrant"), expiring on August 29, 2001, entitling the holder thereof to purchase one share of Common Stock at $3.00 per share, exercisable as of August 29, 1997.

            (c) The Millbrook Press Inc. 2 Old New Milford Road Brookfield, CT 06804

ITEM 2. Identity and Background

      1. 21st Century Communications Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("21st Century").

            (a)   Address:
                  767 Fifth Avenue, 45th Floor
                  New York, New York  10153

            (b)   Principal Occupation: Investments.

            (c)   No.

            (d)   No.

      Sandler Investment Partners, L.P. ("S.I.P.") and InfoMedia Associates, Ltd. ("InfoMedia") are the general partners of 21st Century. The limited partners of 21st Century include certain other investors. The officers, directors and shareholders of InfoMedia are filing a Schedule 13D under separate cover.

      2. 21st Century Communications T-E Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("T-E").

            (a)   Address:
                  767 Fifth Avenue, 45th Floor
                  New York, New York  10153

            (b)   Principal Occupation: Investments.

            (c)   No.

            (d)   No.

      SIP and InfoMedia are the general partners of T-E. The limited partners of T-E include certain other investors.

      3. 21st Century Communications Foreign Partners, L.P., a limited partnership organized under the laws of the State of Delaware ("Foreign").

            (a)   Address:
                  c/o Fiduciary Trust (Cayman) Limited
                  P.O. Box 1062
                  Grand Cayman, B.W.I.

            (b)   Principal Occupation: Investments.

            (c)   No.

            (d)   No.

      SIP, 21st Century Management and InfoMedia are the general partners of Foreign. The limited partners of Foreign include certain other investors.

      4. Harvey Sandler, a sole shareholder of ARH Corp. ("ARH").

            (a)   Address:
                  767 Fifth Avenue, 45th Floor
                  New York, New York 10153

            (b) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (c)   No.

            (d)   No.

            (e)   Citizenship: United States.

      ARH Corp. is a general partner of Sandler Capital Management ("SCM"), which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      5. Barry Lewis, director and majority shareholder of EMEBE Corp.
("EMEBE").

            (a)   Address:
                  767 Fifth Avenue, 45th Floor
                  New York, New York 10153

            (b) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (c)   No.

            (d)   No.

            (e)   Citizenship: United States.

      EMEBE is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      6. Michael J. Marocco, is a director of the Issuer and a director, officer and sole shareholder of MJM Media Corp.

            (a)   Address:
                  767 Fifth Avenue, 45th Floor
                  New York, New York  10153

            (b) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (c)   No.

            (d)   No.

            (e)   Citizenship: United States.

      MJM Media is a general partner of Sandler Capital Management ("SCM"), which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      7. John Kornreich, director and majority shareholder of Four JK Corp. and a director, officer and sole shareholder of Kornreich Media Corp.

            (a)   Address:
                  767 Fifth Avenue, 45th Floor
                  New York, New York  10153

            (b) Principal Business: General Partner of partnerships and limited partnerships engaged in the investment business.

            (c)   No.

            (d)   No.

            (e)   Citizenship: United States.

      Four JK Corp. is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

      8. Andrew Sandler, a manager and majority member of ALSI, LLC and a director of ARPH.

            (a)   Address:
                  767 Fifth Avenue, 45th Floor
                  New York, New York 10153

            (b) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

            (c)   No.

            (d)   No.

            (e)   Citizenship: United States.

      ALSI, LLC is a general partner of SCM, which is the general partner of SIP, a general partner of 21st Century, T-E and Foreign.

ITEM 3. Source and Amounts of Funds or Other Consideration

      The individual reporting persons obtained funds for the purchase of the shares of Common Stock from personal funds, working capital and other funds. The partnerships obtained funds for the purchase of the shares of Common Stock from their respective working capital and other funds.

      On December 17, 1996, each of the reporting persons received shares of Common Stock as a result of the conversion of all of the Issuer's outstanding Series A Redeemable Voting Preferred Stock, (the "Preferred Stock") and all accrued and unpaid dividends thereon into 473,692 shares of Common Stock. In August 1996, the Company effected a reverse stock split of its Common Stock on the basis of .3976 shares of Common Stock for each outstanding share of Common Stock.

      In April, 1996, in connection with a prebridge financing, 21st Century, T-E and Foreign loaned $170,000, $57,000 and $23,000 (the "Prebridge Notes"), respectively to the Issuer. In August, 1996, 21st Century, T-E and Foreign converted their Prebridge Notes into bridge units and received $170,000 principal amount of Bridge Notes and 85,000 Bridge Warrants, $57,000 principal amount of Bridge Notes and 28,500 Bridge Warrants, and $23,000 principal amount of Bridge Notes and 11,500 Bridge Warrants, respectively. The Bridge Notes bear interest at the rate of 10% per annum and will be paid at the consummation of the IPO.

      The amount of funds used in acquiring the shares of Common Stock are set forth below (excluding accrued and unpaid dividends on the Preferred Stock):

            Name                         Amount of Consideration
            ----                         -----------------------

            21st Century                     $ 3,559,655
            T-E                              $ 1,211,128
            Foreign                          $   479,223
            Harvey Sandler                   $   160,000
            Michael J. Marocco               $   100,000
            Barry Lewis                      $   100,000
            John Kornreich                   $   100,000
            Andrew Sandler                   $    25,000

      On December 18, 1996, 21st Century acquired 40,680 shares of Common Stock for an aggregate purchase price of $205,943, T-E acquired 13,840 shares of Common Stock for an aggregate purchase price of $70,065 and Foreign acquired 5,480 shares of Common Stock for an aggregate purchase price of $27,743. All of the foregoing acquisitions were made on the open market.

ITEM 4. Purpose of Transaction.

      The reporting persons acquired their securities for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interests in Securities of the Issuer.

      (a) The following list sets forth the aggregate number and percentage (based on 3,455,000 shares of Common Stock outstanding as reported in the Issuer's Prospectus dated December 17, 1996, including the exercise of the underwriter's overallotment option) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 18, 1996:

                                       Shares of           Percentage of Shares
                                     Common Stock             of Common Stock
Name                               Beneficially Owned(1)   Beneficially Owned(1)
----                               ------------------      ---------------------
21st Century Communications
  Partners, L.P.                       943,678(2)                  27.3%
21st Century Communications
  T-E Partners, L.P.                   943,678(3)                  27.3%
21st Century Communications
  Foreign Partners, L.P.               943,678(4)                  27.3%
Harvey Sandler                         971,261(5)                  28.1%
Barry Lewis                            960,917(5)                  27.8%
Michael J. Marocco                     960,917(5)                  27.8%
John Kornreich                         960,917(5)                  27.8%
Andrew Sandler                         947,988(5)                  27.4%

      (b) Harvey Sandler has sole power to vote and dispose of 27,583 shares of Common Stock and, by virtue of being the sole shareholder of ARH, may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 27.3% of the outstanding Common Stock.

      Barry Lewis has sole power to vote and dispose of 17,239 shares of Common Stock and, by virtue of being an officer of EMEBE, may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 27.3% of the outstanding Common Stock.

      Michael J. Marocco has sole power to vote and dispose of 17,239 shares of Common Stock and, by virtue of being the sole shareholder, officer and director of MJM Media Corp., may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 27.3% of the outstanding Common Stock.

      John Kornreich has sole power to vote and dispose of 17,239 shares of Common Stock and, by virtue of being the majority shareholder and director of Four JK Corp., may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 27.3% of the outstanding Common Stock.

----------
(1) Does not include shares of Common Stock issuable upon exercise of the Bridge Warrants as the Bridge Warrants are not exercisable within 60 days of this Schedule 13D.

(2) Includes 639,840 shares of Common Stock owned by 21st Century. 21st Century disclaims beneficial ownership of 86,142 shares of Common Stock owned by Foreign and 217,696 shares of Common Stock owned by T-E.

(3) Includes 217,696 shares of Common Stock owned by T-E. T-E disclaims beneficial ownership of 86,142 shares of Common Stock owned by Foreign and 639,840 shares of Common Stock owned by 21st Century.

(4) Includes 86,142 shares of Common Stock owned by Foreign. Foreign disclaims beneficial ownership of 639,840 shares of Common Stock owned by 21st Century and 217,696 shares of Common Stock owned by T-E.

(5) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

      Andrew Sandler has sole power to vote and dispose of 4,310 shares of Common Stock and, by virtue of being a manager and majority member of ALSI, LLC, may be deemed to have shared power to vote and to dispose of 943,678 shares of Common Stock, representing approximately 27.3% of the outstanding Common Stock.

      The following is a description of all transactions in the securities of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from October 18, 1996 to December 18, 1996, inclusive:

                                     Purchase        Number of       Purchase
                                        or            Shares           or
Name of Shareholder                  Sale Date       Purchased      Sale Price
-------------------                  ---------       ---------      ----------
21st Century Communications
  Partners, L.P.                      12/18/96         40,680        $ 5.0625

21st Century Communications T-E
  Partners, L.P.                      12/18/96         13,840        $ 5.0625

21st Century Communications Foreign
  Partners, L.P.                      12/18/96          5,480        $ 5.0625

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

      (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer

      (a) 21st Century is a limited partnership established and governed by Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by 21st Century is vested in its general partners - SIP and InfoMedia. The limited partners have no voting or investment power over the shares of Common Stock held by 21st Century.

      (b) T-E is a limited partnership established and governed by Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by 21st Century is vested in its general partners - SIP and InfoMedia. The limited partners have no voting or investment power over the shares of Common Stock held by T-E.

      (c) Foreign is a limited partnership established and governed by Delaware law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Foreign is vested in its general partners - SIP and InfoMedia. The limited partners have no voting or investment power over the shares of Common Stock held by Foreign.

      (d) The reporting persons entered into a lock-up agreement with GKN Securities ("GKN") effective as of December 17, 1996. Pursuant to this agreement, until December 17, 1998, the reporting persons shall not sell, assign or transfer their shares of Common Stock or Bridge Warrants, without the prior written consent of GKN. Additionally, effective December 17, 1996 until December 17, 1999, Michael J. Marocco, and the other directors and officers of the Issuer, granted GKN rights of first refusal to purchase their securities, or to sell for their accounts, any securities sold by such person in the open market. These rights of first refusal are also applicable to the securities owned by 21st Century, T-E and Foreign, by virtue of their status as affiliates of Mr. Marocco.

      (e) Except for the circumstances discussed or referred to in paragraphs
(a) through (d) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

ITEM 7. Material to be Filed as Exhibits

      Exhibit A - Agreement, dated December 18, 1996, among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

                                    Signature

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete, and correct.

Date: January 10, 1997

                          21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                   By: ARH Corp., general partner


                                        By: s/ Harvey Sandler
                                            ------------------------------------
                                            Name:
                                            Title:


                          21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                   By: ARH Corp., general partner


                                        By: s/ Harvey Sandler
                                            ------------------------------------
                                            Name:
                                            Title:


                          21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                   By: ARH Corp., general partner


                                        By: s/ Harvey Sandler
                                            ------------------------------------
                                            Name:
                                            Title:

                          /s/ Harvey Sandler
                          ------------------------------------------
                               Harvey Sandler


                          /s/ Barry Lewis
                          ------------------------------------------
                               Barry Lewis


                          /s/ Michael J. Marocco
                          ------------------------------------------
                               Michael J. Marocco


                          /s/ John Kornreich
                          ------------------------------------------
                               John Kornreich


                          /s/ Andrew Sandler
                          ------------------------------------------
                               Andrew Sandler

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per share, and certain securities convertible into Common Stock of THE MILLBROOK PRESS INC. and that this Agreement be included as an Exhibit to such joint filing.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of December, 1996.

                          21ST CENTURY COMMUNICATIONS PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                   By: ARH Corp., general partner


                                        By: s/ Harvey Sandler
                                            ------------------------------------
                                            Name:
                                            Title:

                          21ST CENTURY COMMUNICATIONS T-E PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                   By: ARH Corp., general partner


                                        By: s/ Harvey Sandler
                                            ------------------------------------
                                            Name:
                                            Title:

                          21ST CENTURY COMMUNICATIONS FOREIGN PARTNERS, L.P.

                          By: Sandler Investment Partners, L.P., general partner
                              By: Sandler Capital Management, general partner
                                   By: ARH Corp., general partner


                                        By: ____________________________________
                                            Name:
                                            Title:


                          /s/ Harvey Sandler
                          ------------------------------------------
                               Harvey Sandler


                          /s/ Barry Lewis
                          ------------------------------------------
                               Barry Lewis


                          /s/ Michael J. Marocco
                          ------------------------------------------
                               Michael J. Marocco


                          /s/ John Kornreich
                          ------------------------------------------
                               John Kornreich


                          /s/ Andrew Sandler
                          ------------------------------------------
                               Andrew Sandler

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).